FOR IMMEDIATE RELEASE

Contacts: Georgeson Shareholder Communications Inc. 1-800-223-2064	Luke D. Knecht Dresdner RCM Global Strategic Income Fund, Inc. 1-415-954-5400

DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.
ANNOUNCES EXPIRATION OF TENDER OFFER
AND PRELIMINARY RESULTS

         (NEW YORK, NY January 14, 2002) – The Dresdner RCM Global Strategic Income Fund, Inc. (NYSE: DSF) (the “Fund”), a closed-end management investment company, announced today that the Fund's tender offer for 5,977,283 of its issued and outstanding shares of common stock, representing 50% of the Fund's outstanding shares, expired on Friday, January 11, 2002 at 5:00 p.m., New York City time.

        Based upon current information, approximately 6,414,442 shares were tendered, 55,895 of which were tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeds 5,977,283 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis from all tendering stockholders, other than stockholders holding 99 or less shares who tender all their shares and from whom the Fund will accept all shares properly tendered (aggregating approximately 27,498 shares). Based on preliminary information, the proration for each stockholder tendering 100 or more shares is estimated to be 94% of the shares properly tendered. The purchase price of properly tendered shares is equal to 99.5% of the net asset value per share determined as of the close of regular trading on the New York Stock Exchange on January 11, 2002. Payment for tendered shares will be made on or about January 18, 2002.

        Shares not repurchased by the Fund in the tender offer will be converted into shares of RCM Strategic Global Government Fund, Inc., pursuant to a merger previously approved by stockholders of each fund. The merger is expected to occur on or about January 18, 2002.